FLY LEASING REPORTS FIRST QUARTER 2011 FINANCIAL RESULTS
Dublin, Ireland, May 4, 2011 — FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the first quarter of 2011.
First Quarter 2011 Highlights
•	Adjusted net income of $3.7 million, EPS of $0.14, excluding share-based compensation

•	Net income of $2.8 million, EPS of $0.10

•	Available Cash Flow of $28.3 million, $1.07 per share

•	Acquired one new Boeing 737-800 aircraft under a sale and leaseback

•	Invested in a joint venture that owns four Boeing 767 aircraft

•	Repurchased more than one million FLY shares

•	Declared 14th consecutive quarterly dividend on April 15th
“In the first quarter, our operating lease revenue was $47.6 million, and net income was $2.8 million or $0.10 per share,” said Colm Barrington, CEO of FLY. “At quarter end, all 60 of our aircraft were contracted for lease to 34 lessees in 23 countries. In the quarter, we acquired a brand new Boeing 737-800 under a sale and leaseback transaction with an airline and purchased a 57% equity interest in a new joint venture that owns four Boeing 767 aircraft on lease to two airlines in North America. Our net equity investment in the joint venture is $5.9 million.”
“During the quarter we repurchased an additional 1.1 million FLY shares at an average price of $11.94 per share,” added Barrington. “FLY has now repurchased a total of 8.0 million of its shares at an average price of $7.89 per share, representing 24% of its IPO shares. FLY’s 14th consecutive quarterly dividend, representing 19% of Available Cash Flow in the quarter, will be paid on May 20th to shareholders of record on April 29th.” Barrington concluded, “With all our aircraft currently leased and generating rentals, along with $139.8 million of unrestricted cash, we remain well-positioned to grow our portfolio of aircraft.”
Financial Results
FLY’s net income and basic and diluted earnings per share for the first quarter of 2011 were $2.8 million and $0.10 per share compared to $16.7 million and $0.55 per share for the same period of the preceding year. The decrease in net income is primarily due to a decline in revenue.
Total revenues for the first quarter of 2011 were $49.7 million compared to $67.7 million in the same period in the previous year. The decrease in total revenue was primarily attributable to a $12.5 million pre-tax gain on the sale of an option to purchase notes payable in 2010 and a $6.6 million decrease in operating lease revenue in the first quarter of 2011, partially offset by $1.2 million of equity earnings from unconsolidate joint ventures. The decrease in operating lease revenue from $54.2 million in 2010 to $47.6 million in 2011 was primarily attributable to $3.6 million of end of lease revenues on aircraft whose leases expired in 2010 and $2.9 million in operating lease revenue from the four aircraft that were sold during 2010, partially offset by $1.6 million in revenue from two new Boeing 737-800 aircraft purchased in late 2010 and early 2011. Total expenses in the first quarter of 2011 were $46.2 million compared to $47.1 million in the first quarter of 2010.

Available Cash Flow
Available Cash Flow (“ACF”), which FLY defines as net income plus depreciation, lease incentive amortization, amortization of debt issue costs, non-cash equity based compensation, the deferred tax provision and other one-time, non-cash items, was $28.3 million for the first quarter of 2011 compared to $45.0 million for the same period in the previous year. The decrease is primarily due to the decline in net income caused by the 2010 gain associated with the sale of the debt purchase option. ACF per share was $1.07 for the first quarter of 2011 compared to $1.49 in the same period of 2010.
ACF should be used as a supplement to, and not as a substitute for, financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.
Quarterly Dividend
On April 15, 2011, FLY declared a dividend of $0.20 per share in respect of the first quarter of 2011. This dividend will be paid on May 20, 2011 to shareholders of record on April 29, 2011. This dividend represents 19% of the first quarter 2011 ACF.
Share Repurchases
During the first quarter of 2011, FLY repurchased 1,058,573 shares at an average cost of $11.94 per share. At March 31, 2011, there are 25.6 million shares outstanding.
On May 3, 2011, the Board of Directors approved a new $30 million share repurchase program expiring in May 2012. Under this program, FLY may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under the program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.
Financial Position
At March 31, 2011, FLY’s total assets were $2.0 billion, including flight equipment with a net book value of $1.6 billion. Restricted and unrestricted cash at March 31, 2011 totaled $306.5 million, of which $139.8 million was unrestricted. These amounts compare to total cash of $329.0 million and unrestricted cash of $164.1 million at December 31, 2010.
Aircraft Portfolio
At March 31, 2011, FLY’s aircraft were on lease to 34 lessees in 23 countries. The table below shows the aircraft in FLY’s portfolio on March 31, 2011 and December 31, 2010. The table does not include the four B767 aircraft owned by the joint venture in which FLY has a 57% interest.

	Mar 31,	Dec 31,
Portfolio at	2011	2010
Airbus A319	10	10
Airbus A320	16	16
Airbus A330	1	1
Boeing 737	19	19	*
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1
Boeing 777	1	1

Total	60	60

*	Includes one new B737-800 under contract and delivered in February 2011.
At March 31, 2011, the average age of FLY’s portfolio was 8.1 years weighted by the net book value of each aircraft. The average remaining lease term was 4.5 years, also weighted by net book value. At March 31, 2011, the leases were generating annualized revenues of $210 million. For the first quarter of 2011, FLY’s lease utilization factor was 95%.
Conference Call and Webcast
FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Wednesday, May 4, 2011. Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 59325258 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-706-645-9291 (International) or 800-642-1687 (North America) and enter confirmation code 59325258. The replay recording will be available until May 11, 2011.
A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.
About FLY
FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,”

“plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
# # #
Contact:
Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited West Pier Dun Laoghaire Co Dublin, Ireland

FLY Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2011	2010
	(Unaudited)	(Unaudited)

Revenues

Operating lease revenue	$47,568	$54,245
Equity earnings from unconsolidated joint ventures	1,216	—
Gain on sale of option to purchase notes payable	—	12,501
Lease termination settlement	549	589
Interest and other income	336	373

Total revenues	49,669	67,708

Expenses

Depreciation	20,641	21,265
Interest expense	18,569	19,052
Selling, general and administrative	5,685	4,970
Debt purchase option amortization	—	947
Maintenance and other costs	1,313	819

Total expenses	46,208	47,053

Net income before provision for income taxes	3,461	20,655
Provision for income taxes	698	3,988

Net income	$2,763	$16,667

Weighted average number of shares
- Basic	26,427,004	30,279,948
- Diluted	26,505,488	30,279,948
Earnings per share
- Basic and Diluted	$0.10	$0.55

Dividends declared and paid per share	$0.20	$0.20

FLY Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	March 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)

Assets
Cash and cash equivalents	$139,800	$164,107
Restricted cash and cash equivalents	166,694	164,935
Rent receivables	773	995
Investment in unconsolidated joint ventures	27,286	9,655
Flight equipment held for operating leases, net	1,636,984	1,613,458
Deferred tax asset, net	1,412	3,046
Fair market value of derivative asset	1,047	2,226
Other assets, net	18,009	19,802

Total assets	$1,992,005	$1,978,224

Liabilities
Accounts payable and accrued liabilities	7,124	5,190
Rentals received in advance	8,432	9,868
Payable to related parties	879	1,539
Security deposits	32,818	31,682
Maintenance payment liabilities	144,977	135,019
Notes payable, net	594,165	596,190
Borrowings under aircraft acquisition facility	553,305	561,636
Other secured borrowings	95,761	66,283
Fair market value of derivative liabilities	72,128	82,436
Other liabilities	12,741	13,477

Total liabilities	1,522,330	1,503,320

Shareholders’ equity

Common shares, $0.001 par value, 499,999,900 shares authorized; 25,648,928 and 26,707,501 shares issued and outstanding at March 31, 2011 and December 31, 2010, respectively	26	27
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	451,845	463,559
Retained earnings	75,381	77,984
Accumulated other comprehensive loss, net	(57,577)	(66,666)

Total shareholders’ equity	469,675	474,904

Total liabilities and shareholders’ equity	$1,992,005	$1,978,224

FLY Leasing Limited
Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure, to Net Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2011	2010
	(Unaudited)	(Unaudited)

Net Income	$2,763	$16,667
Add:
Depreciation	20,641	21,265
Lease incentive amortization	1,457	1,243
Amortization of debt issue costs	2,108	1,890
Non-cash share based compensation	952	—
Provision for deferred income taxes	336	3,949

Available cash flow	$28,257	$45,014

Weighted average diluted shares outstanding	26,505,488	30,279,948

Available cash flow per share	$1.07	$1.49

FLY defines Available Cash Flow (“ACF”) as net income plus depreciation, amortization of lease incentives and debt issue costs, non-cash share based compensation and deferred income taxes. In addition, non-cash gains on purchases of notes payable and other one-time, non-cash items are excluded from ACF. FLY’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. FLY believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing FLY’s performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. For additional information, please see FLY’s financial statements and Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations that will be included in the periodic report it expects to file with the Securities and Exchange Commission with respect to the financial statements discussed herein.